UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number ___000-29870

AGAVE SILVER CORP.

(Translation of registrant’s name into English)

#1601 - 675 West Hastings Street, Vancouver BC, V6B 2N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agave Silver Corp.

By:	/s/Ronald Lang
Ronald Lang
President and Chief Executive Officer

Date: March 5, 2014

EX - 99.1	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS NINE MONTHS ENDED DECEMBER 31, 2013 AND 2012 EXHIBIT INDEX
EX - 99.2	MANAGEMENT'S DISCUSSION & ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2013
EX - 99.3	Certification of Interim Filings CEO
EX - 99.4	Certification of Interim Filings CFO